UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously disclosed, on June 7, 2023, SMX (Security Matters) Public Limited Company (the “Company”) was notified by the Staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that it was not in compliance with Nasdaq Listing Rule 5450(b)(2)(A) (the “Minimum MVLS Requirement”) for continued listing on the Nasdaq Global Market, as the market value of the Company’s listed securities was less than $50,000,000 for the previous 33 consecutive business days. The Staff also noted in its letter that the Company was not in compliance with Nasdaq Listing Rule 5450(b)(1)(A), requiring listed companies to maintain stockholders’ equity of at least $10,000,000 (the “Stockholders’ Equity Requirement”) and Nasdaq Listing Rule 5450(b)(3)(A), which requires listed companies to have total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or for two of the three most recently completed fiscal years.

Pursuant to the Nasdaq Listing Rules, the Staff has until December 4, 2023, to regain compliance with the Minimum MVLS Requirement. If the Company does not regain compliance with the Minimum MVLS Requirement by such date, the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules.

Also, as previously disclosed, on October 3, 2023, Security Matters PTY Ltd. (“Security Matters”), a wholly owned subsidiary of the Company, entered into an Investment Agreement (the “Agreement”) with True Gold Consortium Pty Ltd (“True Gold”), of which Security Matters is a shareholder. Pursuant to the Agreement, among other things, Security Matters acquired additional shares of True Gold (the “Shares”) such that Security Matters’ holdings in True Gold was increased to 51.9% of the total issued and outstanding Shares of True Gold, making Security Matters the majority owner of True Gold. As a result, the Company believes that, as of the date of this Report on Form 6-K, it satisfies the Stockholders’ Equity Requirement for continued listing on The Nasdaq Global Market.

The Company’s determination of stockholders’ equity is based on estimates and information available to it as of the date of this Report on Form 6-K, is not a comprehensive statement of its financial results or position as of or for any fiscal period, and has not been audited, reviewed or compiled by the Company’s independent registered public accounting firm. The Company’s financial closing procedures are not yet complete and, as a result, stockholders’ equity upon completion of its closing procedures may vary from this estimate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 1, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer